SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel Distribuição's Grid Market grows 2.4% in 2022

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general the performance of the energy market in the fourth quarter and in the year 2022, compared to the same period of the previous year.

Distribution

Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, grew 2.4% in electricity consumption in 2022. The billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD, grew 0.8% in the year, considering the Availability Cost[1].

The volume of offset energy, which is the excess of generation from MMGD compensated in billing, grew 77.8% in 2022, with emphasis on growth in the Residential (94.4%), Industrial (66.0%) and Rural (89.2%) classes. The number of customers joining the MMGD reached reached 213,144 in December 2022, an amount 95% higher than December 2021.

In 4Q22, electricity consumption in the grid market and billed grid market decreased by 0.5% and 2.4%, respectively. The volume of offset energy from MMGD grew 73.6% in the quarter.

	Number of Customers			Consumed Energy (GWh)
	dec/22	dec/21	∆%	4Q22	4Q21	∆%	2022	2021	∆%
Residential	4,127,292	4,038,454	2.2	2,055	2,047	0.4	8,212	8,068	1.8
Industrial	69,731	71,651	(2.7)	3,047	3,003	1.5	12,249	11,960	2.4
Captive	68,618	70,632	(2.9)	507	556	(8.8)	2,102	2,275	(7.6)
Free	1,113	1,019	9.2	2,540	2,447	3.8	10,147	9,685	4.8
Commercial	431,417	423,812	1.8	1,518	1,548	(1.9)	6,256	5,888	6.2
Captive	429,962	422,560	1.8	1,049	1,094	(4.1)	4,295	4,149	3.5
Free	1,455	1,252	16.2	470	454	3.5	1,961	1,739	12.8
Rural	331,987	342,465	(3.1)	571	622	(8.3)	2,487	2,562	(2.9)
Captive	331,938	342,428	(3.1)	536	595	(9.9)	2,357	2,460	(4.2)
Free	49	37	32.4	35	27	27.7	130	102	27.4
Others	53,757	52,544	2.3	601	602	(0.2)	2,411	2,364	2.0
Captive	53,745	52,534	2.3	599	601	(0.3)	2,404	2,359	1.9
Free	12	10	20.0	2	1	25.3	7	5	27.6
Total Captive Market	5,011,555	4,926,608	1.7	4,746	4,892	(3.0)	19,370	19,312	0.3
Total Free Market	2,629	2,318	13.4	3,047	2,929	4.0	12,244	11,531	6.2
Supply to Concessionaries	7	7	-	224	233	(3.8)	925	932	(0.8)
Total Grid Market	5,014,191	4,928,933	1.7	8,017	8,055	(0.5)	32,539	31,775	2.4
Micro and Mini Distributed Generation (MMGD)				(358)	(206)	73.6	(1,169)	(657)	77.8
Total Billed Grid Market	-	-	-	7,659	7,848	(2.4)	31,370	31,118	0.8

1 The availability cost represents the minimum amount charged for the availability of the distribution grid and is referenced in the input configurations of consumer units: 30 kWh single-phase, 50 kWh two-phase and 100 kWh three-phase circuits (ANEEL Ordinance Nº 1,000/2021 art. 291).

The 4Q22 result is due to the consumption of electricity by the following classes:

i.	Rural, with a reduction of 8.3%, mainly due to the reduction in consumption with Agriculture, Livestock and Related Services by 7.7%, justified by the reduction in the number of consumers and the significant increase in rainfall in the state in the period, which reduces the need to pump water to irrigate the plantations;
ii.	Commercial, with a reduction of 1.9%, mainly due to the reduction in consumption by Retail Trade by 4.3%, representing 30.5% of the consumption of the class;
iii.	Industrial, with an increase of 1.5%, mainly due to the growth in consumption of: Metallurgy by 41.1%, representing 4.1% of the consumption of the class; Manufacture of Pulp and Paper Products by 8.9%, representing 12.8% of the consumption of the class; and Manufacture of Food Products by 2.9%, representing 35.4% of the consumption of the class, partially offset by the reduction in the consumption of Manufacture of Wood Products by 14.7%, representing 7.8% of consumption of the class; and
iv.	Residential, with an increase of 0.4%, due to the 2.2% increase in the number of customer units, partially offset by the reduction in average consumption in the period, from 168.9 kWh/month to 165.9 kWh/month, a reflection of the return to in-site work and school activities, reducing the time spent by customers in their homes.

Captive Market

The captive market grew by 0.3% in electricity consumption in 2022 and decreased by 3.0% in 4Q22. The billed captive market, which considers offset energy from MMGD, decreased by 2.4% in 2022 and 6.4% in 4Q22.

The following graphs show the electricity consumed by class in 2022:

Generation

In 2022, Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) sold 17,344 GWh of electricity, an increase of 0.1%. In 4Q22, Copel GeT sold 4,334 GWh, a decrease of 0.6%.

For wind farms, the total electricity sold in 2022 was 3,150 GWh, an increase of 34.6%, mainly influenced by the acquisition of the Vilas Wind Complex which, since December 2021, entered the Company's generation portfolio, and by the early entry into commercial operation at Jandaíra. In 4Q22, the volume reached 884 GWh, an increase of 33.8%.

For TPP Araucária, there was no dispatch in 4Q22 (compared to 361 GWh in 4Q21), due to the improvement in hydrological conditions. In the accumulated result for the year, we have a generation of 238 GWh (compared to 2,196 GWh in 2021), an 89.2% reduction.

Trading

Copel Mercado Livre

In 4Q22, Copel Mercado Livre recorded 6,209 GWh of electricity sold, an increase of 3.1%, mainly due to the increase in contracts with free customers. In 2022, Copel Mercado Livre registered 24,816 GWh, an increase of 7.0%.

Copel's Consolidated Market

The total energy sold by Copel, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Mercado Livre in all markets, reached 17,388 GWh in 4Q22, an increase of 3.4%. In the accumulated result for the year, Copel registered 68,781 GWh, an increase of 5.1%.

The following table shows Copel's total energy sales, broken down into Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

Copel’s Consolidated Market	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-22	Dec-21	∆%	4Q22	4Q21	∆%	2022	2023	∆%

Copel DIS	5,011,883	4,927,012	1.7	5,961	5,779	3.1	23,470	22,555	4.1
Captive Market [1]	5,011,555	4,926,608	1.7	4,746	4,891	(3.0)	19,370	19,312	0.3
Concessionariesand Licensees	2	2	-	22	23	(3.4)	91	86	5.8
CCEE (Assigments MCSD EN)	304	376	(19.1)	80	314	(74.4)	239	986	(75.7)
CCEE (MVE)	22	26	(15.4)	177	114	54.9	702	477	47.1
CCEE (MCP)	-	-	-	936	437	1.1	3,068	1,694	0.8
Copel GeT	284	264	7.6	4,334	4,359	(0.6)	17,344	17,328	0.1
CCEAR(Copel DIS)	3	3	-	31	31	-	122	122	0.1
CCEAR(other concessionaries)	101	101	-	566	568	(0.4)	2,215	2,215	-
Free Customers	1	17	(94.1)	-	315	-	-	1,298	-
Bilateral Agreements (Copel Mercado Livre)	175	132	32.6	3,452	3,252	6.1	13,893	12,978	7.1
Bilateral Agreements [2]	4	11	(63.6)	36	193	(81.4)	259	715	(0.6)
CCEE (MCP) [3]	-	-	-	249	-	-	855	-	-
Wind Farms Complex	363	354	2.5	884	661	33.8	3,150	2,341	34.6
CCEAR(Copel DIS)	6	6	-	8	8	-	32	32	-
CCEAR(other concessionaries)	328	328	-	325	325	-	1,289	1,289	-
CER	10	10	-	231	231	-	916	915	0.1
Bilateral Agreements (Copel Mercado Livre)	9	5	80.0	140	42	233.3	374	42	790.5
Bilateral Agreements [2]	10	5	100.0	148	36	309.9	482	36	-
CCEE (MCP) [3]	-	-	-	33	19	73.7	58	27	114.8
Copel Mercado Livre	1,683	1,637	2.8	6,209	6,022	3.1	24,816	23,192	7.0
Free Customers	1,490	1,363	9.3	2,802	2,158	29.8	11,498	8,239	39.6
Bilateral Agreements (Group Companies)	16	39	(59.0)	309	1,031	(70.0)	1,208	3,535	(65.8)
Bilateral Agreements [2]	177	235	(24.7)	3,051	2,833	7.7	11,949	11,337	5.4
CCEE (MCP)	-	-	-	47	-	-	161	81	98.8
Total Copel	5,014,213	4,929,267	1.7	17,388	16,821	3.4	68,781	65,415	5.1

Eliminations (operations with Group companies)	-	-	-	(3,940)	(4,364)	(9.7)	(16,958)	(13,522)	25.4

Total Consolidated Copel	5,014,213	4,929,267	1.7	13,448	12,457	8.0	51,823	51,893	(0.1)
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
¹ For the billed market, the compensated energy from Mini and Micro Distribuited Generation (MMGD) is discounted.
[2] Includes Short Term Sales Agreements and CBR
[3] Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Curitiba, February 3, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 3, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.